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                                                                      EXHIBIT 16

The total return of the Fund is calculated for any specified period of time by assuming the purchase of shares of the Fund at the net asset value at the beginning of the period. Each dividend of other distribution paid by the Fund is assumed to have been reinvested at the net asset value on the reinvestment date. The total number of shares then owned as a result of this process is valued at the net asset value at the end of the period. The percentage increase is determined by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value.

Formula for calculating Total Return:

          P (1 + T) = ERV

          P = $1,000 initial payment
          T = average annual total return
          ERV = ending redeemable value

Total Return reported for the Fund for the period of December 30, 1993 to May 31, 1994, was -0.8% as calculated below:

          P (1 + T) = ERV

          1,000 (1 + T) = 992

          T = 992  - 1
              ---
             1000

          T = -0.008

The Average Annual Total Return for the Fund will be expressed in terms of average annual compounded rates of return for periods in excess of one year. The Average Annual Total Return formula as prescribed by Item 22 of Form N-1A is as follows:

          P (1 + T)(to the Nth power) = ERV

          P = $1,000 initial payment
          T = average annual total return
          N = number of years
          ERV = ending redeemable value